Filed Pursuant to Rule 433
January 18, 2007

Relating to
Prospectus dated August 16, 2006
Registration No. 333−136666

THE BEAR STEARNS COMPANIES INC.

SENIOR FLOATING RATE GLOBAL NOTES DUE FEBRUARY 1, 2012
INDICATIVE TERMS AND CONDITIONS

Issuer:	The Bear Stearns Companies Inc.
Expected Ratings:
A1/ A+ / A+

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the securities should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Type of Security:	LIBOR Floating Rate Notes (as defined in the prospectus)
Trade Date:	January 18, 2007
Settlement Date:	January 25, 2007 (T+5)
Total principal amount (USD):	$1,000,000,000
Coupon:	Three-month LIBOR plus 19 bps
Note Type:	Senior Global Notes / SEC Registered
Maturity Date:	February 1, 2012
Public Offering Price	100.00%
Accrued Interest	None
Initial Interest Payment Date	May 1st , 2007
Interest Reset Period:	Quarterly
Interest Reset Dates:	On February 1st, May 1st, August 1st, and November 1st
Interest Payment Dates:	On February 1st, May 1st, August 1st, and November 1st
Interest Determination Dates:	On the second business day prior to each Interest Rate Reset Date
Day count:	ACT / 360
Spread:	+19 basis points

Minimum denomination:	$1,000 minimum, $1,000 integral multiples thereafter
Optional Redemption	Non-call life
Gross Underwriting Fee:	0.30%
Management Fee:	0.05%
Underwriting Fee:	0.05%
Selling Concession:	0.20%
Reallowance:	0.075%
Gross Proceeds:	$1,000,000,000
Net Proceeds to Issuer:	$997,000,000
CUSIP: ISIN:	073902PQ5 US073902PQ58
Lead Manager:	Bear, Stearns & Co. Inc. and Bear, Stearns International Limited
Senior Co-Manager:	Citigroup Global Markets Inc (5%)
Co-Managers:	BB&T Capital Markets (2%), Bank of America Securities LLC (2%), Cantor Fitzgerald & Co., (2%), Wells Fargo Securities, LLC (2%)
Junior Co-Managers:	ABN Amro Incorporated (1%), BNY Capital Markets, Inc. (1%), Calyon Securities (USA) Inc. (1%), Fortis Securities LLC (1%), HVB Capital Markets (1%), Sovereign (1%), Suntrust Robinson Humphrey (1%)
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204.